15046113

SEC Mail Processing Section
FEB 26 2015
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bee Cave Road, Building One
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Martin, Vice President, Chief Financial Officer and Treasurer (512) 306-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this 18th day of February, 2014, by David R. Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

JAMES J. TAYLOR
Notary Public, State of Texas
My Commission Expires
December 22, 2018

David R. Martin Signature

Vice President, Chief Financial Officer and Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm as of and for the years ended December 31, 2014 and 2013

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2014 and 2013

pwc

Report of Independent Registered Public Accounting Firm

To Dimensional Fund Advisors LP
as the sole member of DFA Securities LLC

In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of DFA Securities LLC (the "Company"), at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedules contained on page 10 and 11 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Investment in affiliated mutual fund at fair value	$ 86,484	$ 86,263
Liabilities	-	-
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	$ 1,000
Additional paid-in capital	85,800	85,800
Accumulated Deficit	(316)	(537)
Total stockholder's equity	$ 86,484	$ 86,263

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Operations
Years Ended December 31, 2014 and 2013

	2014	2013
Income		
Service fee from affiliated entity	$ 526,880	$ 143,210
Investment income	221	291
Total income	527,101	143,501
Expenses		
Registration, licensing and other operating expenses	526,880	143,210
Net income	$ 221	$ 291

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2014 and 2013

	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at December 31, 2012	$ 1,000	$ 85,800	$ (828)	$ 85,972
Net income	-	-	291	291
Balances at December 31, 2013	$ 1,000	$ 85,800	$ (537)	$ 86,263
Net income	-	-	221	221
Balances at December 31, 2014	$ 1,000	$ 85,800	$ (316)	$ 86,484

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows used in operating activities		
Net income	$ 221	$ 291
Adjustment to reconcile net income to net cash used in operating activities	-	-
Investment in affiliated mutual fund	(221)	(291)
Net cash flows used in operating activities	-	-
Net change in cash	-	-
Cash		
Beginning of year	-	-
End of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

Effective April 6, 2009, DFA Securities Inc. was converted to DFA Securities LLC, a Delaware limited liability company.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Act under provision (k)(2)(i) of that rule.

In accordance with ASC 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio Mutual Fund (the "Fund") is classified as trading and carried at fair market value, which is the Fund's net asset value per share. At December 31, 2014 and 2013, unrealized gains and losses were included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized appreciation or depreciation. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the Unites States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2014 and 2013:

	2014	2013
Financial instruments		
Level 1 - Investment in affiliated mutual fund	$ 86,484	$ 86,263

As of December 31, 2014 and 2013, there were no fair value measurements using Level 2 or Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. Shares held by the Company in the affiliated mutual fund are valued at their respective daily net asset value as reported by their administrator. These valuations are classified as Level 1 in the hierarchy.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The updated guidance requires new disclosures. The accounting update is effective for periods beginning after December 15, 2017. The Company is still evaluating the effect of the updated guidance on the Company's financial condition, results of operations, cash flows, and regulatory requirements.

2. Income Taxes

The Parent is a partnership for federal income tax purposes and the Company is included in the Parent's federal income tax returns. As a partnership, the Parent is not subject to federal income tax at the partnership level as its income is allocated and reported on its partners' individual income tax returns. Accordingly, no liability or provision for federal income taxes attributable to partnership operations is included in the accompanying financial statements. California state tax is included in 'Registration, licensing and other operating expenses' on the accompanying statement of operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since the Company is disregarded for federal tax purposes and is included in the Parent's federal tax return, management has concluded that no provision for federal income tax is required in the Company's financial statements and the Company does not have any uncertain tax positions that would require accrual under ASC 740.

3. Related Party Transactions

During the years ended December 31, 2014 and 2013, the Parent provided investment management services to the Fund invested in by the Company.

The Company has distribution agreements with registered investment companies advised by the Parent, whereby the Company supervises the sale and redemption of mutual fund shares. During

the years ended December 31, 2014 and 2013, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Effective October 1, 2013, pursuant to the updated agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company and offset by a service fee earned from the Parent. For the years ended December 31, 2014 and 2013, total expenses paid by the Parent on behalf of the Company in excess of service fees recognized were $0 and $234,601, respectively.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $78,700 which was $53,700 in excess of its required net capital of $25,000 and was in compliance with net capital requirements. At December 31, 2013, the Company had net capital of $78,499 which was $53,499 in excess of its required net capital of $25,000 and was in compliance with net capital requirements.

5. Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, which is the date the financial statements were issued, and the results of this evaluation are appropriately reflected in these financial statements.

Supplemental Schedules

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2014 and 2013

	2014	2013
Net Capital		
Stockholder's equity	$ 86,484	$ 86,263
Deductions		
Haircut on mutual fund shares	7,784	7,764
Net capital	78,700	78,499
Minimum net capital requirement	25,000	25,000
Excess net capital	$ 53,700	$ 53,499
Aggregate indebtedness	$ -	$ -
Ratio: Aggregate indebtedness to net capital	-	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS Reports filed as of December 31, 2014 and 2013.

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2014 and 2013

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) of that rule.

Note: There are no differences between the information above and the information included in the Company's unaudited FOCUS Reports as of December 31, 2014 and 2013.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/6/15

Authorized Signature/Title Date

Valerie A. Brown, Vice President

SIPC-3 2015

COPY

8-

8-027006 FINRA DEC 12/4/1981
DFA SECURITIES LLC
ATTN CATHERINE NEWEL
6300 BEE CAVE RD
AUSTIN, TX 78746

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

RECEIVED
JAN 12 2015
S.I.P.C.

Form SIPC-3

FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2015</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Exemption Report
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the period January 1, 2014 to December 31, 2014

DFA Securities LLC
(A wholly owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To Dimensional Fund Advisors LP
as the sole member of DFA Securities LLC

We have reviewed DFA Securities LLC's assertions included in the accompanying DFA Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3 (k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

DFA Securities LLC

(A wholly owned subsidiary of Dimensional Fund Advisors LP)

Exemption Report

December 31, 2014

DFA Securities LLC's Exemption Report

DFA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

DFA Securities LLC

I, David R. Martin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David R. Martin, VP & Chief Financial Officer

February 24, 2015